NORTHWESTERN CORPORATION

3010 WEST 69TH STREET

SIOUX FALLS, SOUTH DAKOTA 57108

January 13, 2009

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthWestern Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
File No. 1-10499

Dear Mr. Owings,

The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated December 18, 2008. We have reproduced below the Staff’s comments contained in your letter, together with our responses (in boldfaced type).

Form 10-K for Fiscal Year Ended December 31, 2007

Business

Environmental page 17

1.

You state that “[e]nvironmental laws and regulations are continually evolving...” and therefore your related costs cannot be accurately predicted. You then suggest that these environmental costs will become fixed and reliably determinable which will allow you to seek insurance reimbursement for the related costs. Please discuss the analysis that you conducted to determine that your environmental costs will become fixed and reliably determinable and provide a definitive time period in which you believe this will occur.

The reference to our environmental costs becoming fixed and determinable was not meant to suggest that all of our costs will become fixed at one point in time. Rather, our environmental exposure includes a number of components, including remediation expenses related to the clean up of current or former properties, and costs to comply with changing environmental regulations related to our operations. At present, the majority of our environmental reserve relates to the remediation of former manufactured gas plant (MGP) sites owned by NorthWestern. We use a combination of site investigations and monitoring to formulate an estimate of environmental remediation costs. As explained in Footnote 3 of our Notes to Consolidated Financial Statements for the year ended December 31, 2007 included in our Form 10-K, we record environmental costs when it is probable we are liable for the remediation and we can reasonably estimate the liability. With the exception of our MGP site in Aberdeen, South Dakota, our investigation and monitoring procedures have not progressed far enough to determine with a reasonable degree of certainty the nature and timing of any remediation measures. Our monitoring procedures and development of actual remediation plans depend not only on site specific information but also on coordination with the different environmental regulatory agencies in our respective jurisdictions, therefore while remediation exposure exists, it may be many years before costs become fixed and reliably determinable. Our analysis for specific sites is discussed in greater detail under the caption “Manufactured Gas Plants” on pages 17 and 18 of our Form 10-K. In addition, as environmental laws are continually evolving, the remediation requirements may change by the time an assessment can be completed or we may have additional exposure due to the nature of our operations. Over time, as specific laws are implemented and we gain experience in operating under them, a portion of the costs related to such laws will become determinable, and we may seek authorization to recover such costs in rates. Due to the nature of the constantly evolving environmental regulations and the changing circumstances related to our remediation costs, we do not expect all of our costs to be fixed and determinable at any particular point in time.

NorthWestern confirms to the Staff that such disclosure in future filings will be revised to clarify that we can not predict when certain environmental remediation costs will become fixed and reliably determinable.

Item 9A. Controls and Procedures, page 54

2.

We note that at page F-3 you include the report of your independent registered public accountant firm and that the report includes an attestation of your internal control over financial reporting. Please ensure that your discussion in this section also includes the statement required by Item 308(a)(4) of Regulation S-K.

NorthWestern confirms to the Staff that the statement required by Item 308(a)(4) of Regulation S-K will be incorporated into future filings.

Definitive Proxy Statement on Schedule 14A General

3.

We note two references needing revision. On page 8 you refer to Item 401(h)(2) of Regulation S-K for the definition of audit committee financial expert. This definition is currently found at Item 407(d)(5) of Regulation S-K. Refer to Securities Release No. 33-8732A (September 8, 2006). On page 14 you refer to NASD rule 4200(a)(15) for the definition of independent member. Please check for accuracy.

NorthWestern confirms to the Staff that such references will be corrected in future filings.

Components of Executive Compensation Long-term Equity Grants, page 13

4.

You indicate that long-term equity grants are a key element of total compensation for executive officers and that the long-term incentive percentage for executive officers ranges from 35% to 70% of base salary. Please discuss how you determine the specific amount of the long-term equity grant that is provided to each executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

Our Human Resources (HR) Committee established the targeted incentives under the long-term program following its review of a variety of data, including a competitive market analysis by Towers Perrin of long-term incentive programs, the scope of the position, incumbent performance, internal comparison with other officers and total direct compensation at comparable companies with similar revenues. In addition, the HR Committee considers the total pay packages of the named executive officers and uses the long-term incentive target as a method of achieving the appropriate mix of salary to at-risk pay. The Towers Perrin analysis indicates that these percentages are at or below the market median. NorthWestern confirms to the Staff that such disclosure will be incorporated in future filings, as applicable.

Compensation of Executive Officers and Directors, page 15

5.

We note that Mr. Hanson did not receive any non-equity incentive plan compensation based on, among other things, "other discretionary factors." We also note that officer awards "varied from the funded level based on guidelines applicable to all employees...." Please discuss the discretionary factors and guidelines considered in making these compensation decisions. Refer to Item 402(b)(2)(v) of Regulation S-K.

The description of “...guidelines applicable to all employees” is essentially a reference to the individual payout calculation described on page 13 of our proxy statement as follows: Base Salary x Target Incentive % x Total Plan Payout x Performance Multiple = Individual Payout. In determining individual performance, the HR Committee assesses both quantitative and qualitative factors. The HR Committee may exercise discretion related to the bonus calculation in both company and individual performance areas, including matters related to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments, and other extenuating circumstances. In short, the HR Committee analyzes the total mix of available information (including performance against any quantitative performance goals) on a qualitative, and not strictly quantitative, basis in making bonus determinations. The use of “other discretionary factors” was meant to encompass this qualitative analysis (including the failed BBI transaction and an employee fatality), which served as the basis for adjusting Mr. Hanson’s annual cash incentive award.

NorthWestern confirms to the Staff that disclosure comparable to the above language will be incorporated in future filings.

Director Compensation, page 20

6.

You indicate that North Western reimburses non-employee directors for the cost of participation in continuing education programs and travel costs to meetings. Please discuss the analysis you conducted to determine that these amounts were not required to be disclosed under the heading of "All Other Compensation." Refer to Item 402(k)(2)(vii) of Regulation S-K.

NorthWestern supplementally confirms to the Staff that each expense for which we reimburse directors, including the cost of participation in continuing education programs and travel costs to meetings, is “integrally and directly related” to the performance of their duties. We believe attendance at Board committee and shareholder meetings is integrally and directly related to the performance of a director’s duties, and the reimbursement for related expenses, including travel, lodging and reasonable out-of-pocket expenses, is therefore neither compensation nor a perquisite or personal benefit. Likewise, reimbursement for continuing director education is integrally and directly related to the performance of the director’s duties as we encourage our directors to remain informed on corporate governance issues. As these expenses are integrally and directly related to the performance of their duties, reimbursement of such expenses does not constitute compensation or a perquisite or personal benefit and, thus, is not required by Item 402(k)(2)(vii) to be reported in the “All Other Compensation” column. If we ever reimburse a director for an expense that is not integrally and directly related to his or her duties, we will follow the requirements and related instructions in Item 402(k)(2)(vii) of Regulation S-K.

Post Employment Compensation

Termination or Change In Control Arrangements, page 18

7.

We understand that your annual cash incentive awards are determined based on annual target metrics for company financial and operational performance. In comparison, we note that both the severance benefits for involuntary termination without cause and the change of control severance benefits include an element described as "a pro-rata short-term incentive bonus." Please describe and explain how the pro-rata short-term incentive bonus is determined. Refer to Item 402(j) of Regulation S-K.

Under the terms of the 2006 Officer Severance Plan that is described on page 18 of the proxy statement, severance benefits payable upon termination without cause included a pro-rata short-term incentive bonus to be determined based on (i) the total number of days that such eligible employee was an eligible participant of the applicable short-term incentive plan, divided by three hundred and sixty (360), multiplied by (ii) the annual short-term incentive bonus that would have been payable to such eligible employee under the applicable incentive plan then in effect, calculated at the end of the performance period, and payable in accordance with the terms of such incentive plan. Accordingly, non-change of control severance payments include a pro-rata short-term incentive bonus determined on the same basis as all other employees as described in the “Individual Performance and Targets”section of the Compensation, Discussion and Analysis on page 13 of the proxy statement, and then pro-rated based on the number of days during the year the person was employed. The calculation would be as follows: [(Base Salary x Target Incentive % x Total Plan Payout x Performance Multiple = Individual Payout ) x (# of days worked / 360)].

With respect to termination within 18 months following a change of control, the 2006 Officer Severance Plan provided benefits that included a pro-rata short-term incentive bonus that was to be determined based on (i) the total number of days that the eligible employee was an eligible participant of the applicable incentive plan then in effect, divided by three hundred and sixty (360), multiplied by (ii) the target bonus payable to such eligible employee under the applicable incentive plan then in effect, generally payable within the payroll cycle following the termination date but in no event later than thirty (30) days from the date of termination of employment.

NorthWestern confirms to the Staff that additional disclosure comparable to that provided above will be incorporated in future filings, as applicable.

NorthWestern hereby represents that:

•	NorthWestern is responsible for the adequacy and accuracy of the disclosure in the filings;
•

Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	NorthWestern may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 605-978-2806 if you have additional questions related to our responses.

Very truly yours,

/s/ Kendall Kliewer

Kendall Kliewer

Vice President & Controller of

NorthWestern Corporation